Exhibit 99.5
DIRECTION FINANCIERE
 DF/FT/Dpt. Financement et Bourse

The New York Stock Exchange, Inc.
Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA
Transmitted by facsimile to : 212 656 5893
Number of pages : 1

Paris, 11th of April 2008

Re :	Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 9,000,000 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending March 31, 2008, through trades executed at the Paris Stock Exchange. Before these operations, TOTAL S.A. held 50,590,417 shares in its treasury. In addition, on March 31, 2008, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of 159,921,685 of its ordinary shares at this date.